UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 6, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

TIM IS THE MOST SUSTAINABLE COMPANY IN BRAZIL

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB) announces that it has been ranked first among the companies that make up the portfolio of the Corporate Sustainability Index (“ISE”) of B3 - Bolsa, Brasil, Balcão.

The Company reinforces its leading role in ESG in the telecommunications sector and among publicly traded companies in Brazil, remaining for the 17th consecutive year in the select group of companies that make up the ISE. This year, TIM improved its performance and climbed three positions in the index to reach first place.

TIM is the company in the telecommunications sector that has remained in the ISE portfolio for the most consecutive years, reaffirming its commitment to the continuous management of social, environmental and governance aspects, creating value for its shareholders and other stakeholders.

The new ISE portfolio, effective from May 5, 2025, comprises 82 companies across 40 sectors.

Rio de Janeiro, May 6, 2025.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 6, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer